EXECUTION COPY

02059020

PE 9-1-02

RECD S.E.C.
SEP 2 5 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

PROCESSED
SEP 2 6 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated September 25, 2002, announcing the reduction of the 2002 revenue objective by approximately 4% to € 775 – 785 million.

Dassault Systemes reduces 2002 revenue objective by approximately 4% to € 775 - 785 million

Targeting 2002 Revenue Growth Objective of 4-5% and 2002 Operating Margin of 27-28%

PARIS, FRANCE, September 25, 2002 -Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, announces that based upon increased weakness and volatility of business conditions, particularly in certain regions (United States, Germany and Sweden) and among small and medium-sized enterprises (SMEs), the Company is revising its revenue objective for the third quarter to equal or slightly exceed € 175 million, marginally lower than the year-ago third quarter total revenue of € 178.8 million. In light of the increased volatility of the economic environment, DS believes its 2002 fourth quarter revenue objective is likely to equal or slightly exceed 2001 fourth quarter revenue of € 225 million. As a result, for the full year the Company's new objective is to grow revenues approximately 4-5% to approximately € 775 - 785 million, compared to the previous objective of € 800- 810 million.

Thibault de Tersant, Executive Vice President and CFO, commented, "We were certainly surprised by the sudden change in the economic environment. After relatively strong business results in July, and a seasonally slow August, the activity level has deteriorated in September. The increased volatility of investment decisions has made forecasting more difficult than in the past. Looking ahead to the fourth quarter, we think it is prudent to reduce our fourth quarter revenue objective by € 15-20 million. With respect to expenses in the fourth quarter, we have been working diligently to invest in our people resources, while looking to maintain overall expenses at a similar level to the 2001 fourth quarter. We believe that these steps should enable us to deliver an operating margin in the range of 27- 28% for the full year, and approximately 36% in the fourth quarter, unchanged compared to last year."

Bernard Charles, President and Chief Executive Officer, concluded, "Even in this difficult economic environment, DS continues to outperform its sector and the software industry in general as evidenced by our revenue growth. And, we continue to invest in critical resources and grow sales coverage through our recent joint growth plan with our strategic partner, IBM. We believe this investment, and others we have made, position us to capture a sizeable share of the PLM opportunity and to be an early beneficiary of an improvement in the economic environment. We believe DS is positioned to grow revenue approximately 4-5% in 2002, which would strengthen our number one position worldwide in the PLM market. Our sofiware PDM business continues to develop in the third quarter, with the potential for revenue growth to be in excess of 25% this quarter, which is evidence of the continued traction for PLM and the competitiveness of our product line."

The Company expects to announce third quarter results on October 23, 2002.

Conference call information:

The Company will host a brief teleconference call today at 2:30 PM CET/8:30 AM ET. The conference call will be available via the Internet by accessing http://www.genesysrichmedia.com/audiostream/dassaultsystemes/25092002/ or via telephone. Callers from Europe should dial +44 20 8240 8246 and callers from the US should dial +1 877 679 9045.. A replay of the conference call will be available until 30 September 2002 via the Internet by accessing http://www.genesysrichmedia.com/audiostream/dassaultsystemes/25092002/ or by telephone. Callers from Europe can access the replay by dialing +44 20 8288 4459 and using pin code 312932 and callers from the US by dialing +1 703 736 7336 and using pin code 312932.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for third and fourth quarter 2002 revenue, 2002 revenue growth and operating margin, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2001, which was filed with the SEC on June 20, 2002, could materially affect the Company's financial position or results of operations.

Dassault Systemes P :

Didier Gaillot
Vice President, Corporate Finance
33.1.40.99.44.20

FD International:

Jean-Benoit Roquette/Ronald Dassa
Nelly Dimey/Lorie Lichtlen
33.1.47.03.68.10
James Melville-Ross/Emma Rutherford
44.20.7831.3113
Deborah Ardern-Jones
1.212.497.9202

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: September 25, 2002

By: [signature]

Name: Thibault de Tersant

Title: Executive Vice President, Finance and Administration